American Skandia Trust
For the period ended 06/30/05
File number 811-5186
                              SUB-ITEM 77D

                         American Skandia Trust

                       AST Money Market Portfolio

                     Supplement dated March 14, 2005
                      Prospectus dated May 1, 2004

The Board of Trustees of American Skandia Trust approved to submit to shareholders a proposal to replace the current subadviser of AST Money Market Portfolio (the "Portfolio"). Shareholders of the Portfolio will be asked to vote on the proposal at a meeting expected to occur on or about October 1, 2005.

The current subadviser to the Portfolio is Wells Capital
Management, Inc. ("Wells"). Wells has served as the Fund's subadviser since 2001. If approved by shareholders, the existing subadvisory agreement with Wells will be terminated, and Prudential Investment Management, Inc. ("PIM") will replace Wells as the Portfolio's subadviser. It is anticipated that if shareholders approve the proposal, PIM will assume responsibility for the day-to-day management of the Portfolio's assets as soon as practicable following shareholder approval.

PIM is an indirect, wholly-owned subsidiary of Prudential
Financial, Inc. Prudential Fixed Income is the public asset management unit of PIM and will be responsible for the day-to-day management of the Fund. Prudential Fixed Income is one of the largest fixed income managers in the U.S. with $144 billion of assets under management as of December 31, 2004. Prudential Fixed Income employs a disciplined, research-driven approach to fixed income management.